UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 4

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.
(Name of the Issuer) COLE CREDIT PROPERTY TRUST, INC. Nicholas S. Schorsch William M. Kahane D. Kirk McAllaster, Jr.
(Name of Person(s) Filing Statement) Common Stock, par value $0.01 per share
(Title of Class of Securities) 193269107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster

Executive Vice President, Chief Financial Officer and Treasurer

Cole Credit Property Trust, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)

Copies to:

Lauren B. Prevost, Esq.

Heath D. Linsky, Esq.

1600 Atlanta Financial Center

Morris, Manning & Martin, LLP

3343 Peachtree Road, NE

Atlanta, Georgia 30326

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [✓] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
73,152,145	$9,422

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), not owned beneficially by American Realty Capital Properties, Inc. (“ARCP”), a Maryland corporation or its subsidiaries, at a purchase price of $7.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares were outstanding of which 1,000 were owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.

☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$9,422	Filing Party:	Desert Acquisition, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	March 31, 2014

Neither the U.S. Securities and Exchange Commisison nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (Amendment No. 4), together with the exhibits hereto (as amended from time to time) (the “Schedule 13E-3” or “Transaction Statement”) is being filed by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), and all of the current executive officers and non-independent directors of the Company (collectively with the Company, the “Filing Parties”). This Schedule 13E-3 relates to the Offer (the “Offer”) by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation, (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014, Amendment No. 3 filed on April 21, 2014, Amendment No. 4 filed on April 28, 2014 and Amendment No. 5 filed on May 19, 2014 (the “Schedule TO”) by Merger Sub and ARCP, which contains as exhibits an Offer to Purchase, dated March 31, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

In response to the Offer, the Company originally filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 11, 2014, Amendment No. 2 filed on April 21, 2014, Amendment No. 3 filed on April 28, 2014 and Amendment No. 4 filed on May 19, 2014 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer Purchase. All information contained in this Schedule 13E-3 concerning the Company, ARCP and Merger Sub has been provided by such person and not by any other person.

Except as set forth below, the information in the Schedule 13E-3 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 15. ADDITIONAL INFORMATION

Item 15(c) of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

“The Offer expired at 5:00 p.m., New York City time, on May 16, 2014. All of the conditions to the Offer have been satisfied. Accordingly, Purchaser will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such shares will be made promptly in accordance with the terms of the Offer. DST Systems, Inc., the Depositary for the Offer, has advised ARCP and Purchaser that, as of the expiration of the Offer, preliminary results indicated that a total of approximately 7,735,068 Shares were validly tendered to Purchaser and not withdrawn, representing approximately 77% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, Purchaser expects to exercise its Top-Up Option and effect a short form merger of CCPT with and into Purchaser as promptly as practicable, without the need for a vote or meeting of CCPT’s stockholders, as permitted by Section 3-106 of the MGCL. At the Effective Time, (i) each Share which is outstanding immediately before the Effective Time will be converted into and become the right to receive the Offer Price (except that shares owned by ARCP, Purchaser, CCPT or any of their subsidiaries will be cancelled and no payment will be made with respect to them), and (ii) each share of capital stock of Purchaser which is outstanding immediately prior to the Effective Time will remain outstanding and will constitute a share of common stock of the surviving corporation. Therefore, immediately after the Merger, ARCP will own all the outstanding stock of the company that survives the Merger.

In anticipation of the closing of the Merger, Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP, transferred the 1,000 shares it owned to Purchaser.

On May 16, 2014, ARCP and CCPT issued a joint press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated by reference herein.”

ITEM 16. EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(13) Joint Press Release, dated May 16, 2014, issued by American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc. (incorporated by reference to Amendment No. 5 to Schedule TO/A filed by Purchaser and ARCP on May 19, 2014).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 19, 2014	COLE CREDIT PROPERTY TRUST, INC.

/s/ D. Kirk McAllaster, Jr.
By: D. Kirk McAllaster, Jr.
Title: Executive Vice President, Chief Financial Officer and Treasuer

/s/ Nicholas S. Schorsch	/s/ William M. Kahane
Nicholas S. Schorsch	William M. Kahane

/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.